                         Fleming Companies, Inc.
            Computation of Ratio of Earnings to Fixed Charges

                                                  28 Weeks Ended
                                               July 13,      July 15,
(In thousands of dollars)                         1996         1995
- - -----------------------------------------------------------------------------
Earnings:
  Pretax income                                $ 31,388      $ 70,111
  Fixed charges, net                            114,268       116,627
- - -----------------------------------------------------------------------------

           Total earnings                      $145,656      $186,738

Fixed charges:
  Interest expense                             $ 90,090      $ 96,443
  Portion of rental charges
     deemed to be interest                       23,983        20,008
  Capitalized interest                               11           630
- - -----------------------------------------------------------------------------

           Total fixed charges                 $114,084      $117,081

Ratio of earnings
   to fixed charges                                1.28          1.59


"Earnings" consists of income before income taxes and fixed charges excluding capitalized interest. Capitalized interest amortized during the respective periods is added back to earnings.

"Fixed charges, net" consists of interest expense, an estimated amount of rental expense which is deemed to be representative of the interest factor and amortization of capitalized interest.

The pro forma ratio of earnings to fixed charges is omitted as it is not applicable.